SECURI  SION

12062857

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 022752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **David A. Noyes & Company**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 South Lasalle Street
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Major **312-606-4680**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 6 2012
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Guthrie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David A. Noyes & Company, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public
14th day of November 2012


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-022752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: David A. Noyes & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 South Lasalle Street
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Major 312-606-4680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Guthrie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David A. Noyes & Company, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 19th day of November 2012


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

David A. Noyes & Company

Statement of Financial Condition
September 30, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents



Independent Auditor's Report

To the Board of Directors
David A. Noyes & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of David A. Noyes & Company (the Company) as of September 30, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of David A. Noyes & Company as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
November 19, 2012

David A. Noyes & Company

Statement of Financial Condition
September 30, 2012

Assets	
Cash	$ 536,703
Receivable from clearing broker-dealer	1,246,491
Securities owned, at fair value	2,535,644
Receivables from employees	227,181
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $287,486	511,730
Other assets	350,931
Total assets	$ 5,408,680
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses,	
Total liabilities	$ 2,607,744
Commitments and Contingent Liabilities (Note 6)	
Stockholders' Equity	
Common stock, no par value; authorized 300,000 shares; 54,440 shares issued and outstanding	3,374,044
Accumulated deficit	(573,108)
Total stockholders' equity	2,800,936
Total liabilities and stockholders' equity	$ 5,408,680

The accompanying notes are an integral part of this statement of financial condition.

David A. Noyes & Company

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

David A. Noyes & Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), New York Stock Exchange (NYSE) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in principal and agency transactions in securities and other related activities. The Company's customer securities and commodities transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities transactions: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled.

Receivables from employees: Receivables from employees consist primarily of forgivable loans offered to certain employees. Loans are forgivable annually in pro-rata installments proportional to their stated terms, which are generally three to five years. The Company does not record a valuation allowance for the employee loans for those employees actively employed with the Company as the loans are forgiven pursuant to their continued employment. If an employee leaves the Company before a loan is forgiven, the Company seeks to collect the remaining amount of the loan, and will make an assessment as to the collectibility of the remaining amount of the loan at that time. Any loans deemed uncollectible will be written off as bad debt expense.

Furniture, equipment, and leasehold improvements: Furniture, equipment, and leasehold improvements are recorded at cost and depreciated/amortized on accelerated methods over the estimated useful lives of the assets.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended September 30, 2012, management has determined that there are no material uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2008.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting none.

Recently issued accounting pronouncements: In November 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual periods beginning on January 1, 2013. The adoption of this guidance is not expected to have a material impact on the financial statement.

In May 2011, the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This guidance is effective for annual periods beginning on or after December 15, 2011, applied prospectively. The adoption of this guidance is not expected to have a material impact on the financial statement.

Note 2. Fair Value of Financial Instruments

The Company records its securities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 2. Fair Value of Financial Instruments (Continued)

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2, and 3 during the year ended September 30, 2012.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Certificates of deposit with maturity dates, when purchased, of more than three months held at a reputable financial institution are stated at face value plus accrued interest, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy.

Common stock is recorded at fair value based on quoted market prices. U.S. Government securities, Government-sponsored enterprises and corporate bonds are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 1 of the fair value hierarchy.

Certain investments in common stock of an exchange are recorded at the most recent bid price. There is not an active market for the shares owned. Accordingly, such investments are classified as Level 3 in the fair value hierarchy.

Note 2. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2012:

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities owned:				
Certificates of deposit	$ -	$ 2,050,562	$ -	$ 2,050,562
Common stock	40,491	-	-	40,491
Corporate debt	119,785	-	-	119,785
State and municipal government				-
obligations	324,806	-	-	324,806
Other assets:				
Common stock	-	-	1,000	1,000
	$ 485,082	$ 2,050,562	$ 1,000	$ 2,536,644

Note 3. Receivable from Clearing Broker-Dealer

The amount receivable from clearing broker-dealer at September 30, 2012, is comprised of the following:

Cash at clearing broker-dealer	$ 543,111
Fees and commissions receivable	453,380
Clearing deposit	250,000
	$ 1,246,491

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at September 30, 2012, consist of:

Furniture and equipment	$ 242,352
Leasehold improvements	556,864
Accumulated depreciation and amortization	(287,486)
	$ 511,730

Note 5. Profit Sharing and Salary Reduction Plan

The Company has a profit sharing and salary reduction plan to which the Board of Directors may authorize salary reduction matching payments and profit sharing contributions. The plan is funded on a discretionary basis and covers substantially all employees.

Note 6. Commitments and Contingent Liabilities

The Company leases office space under various noncancelable operating leases expiring through July 31, 2020. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Years ending September 30:	
2013	$ 1,363,554
2014	1,354,618
2015	1,490,629
2016	1,549,653
2017	1,581,636
Thereafter	7,652,739
	$ 14,992,829

The Company had received abatements of rent on its office facilities leases, which also provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between the recognized lease expense and the rent paid over the term of the lease. At September 30, 2012, approximately $1,240,000 is related to the aforementioned deferred rent and is included in accounts payable and accrued expenses in the statement of financial condition.

The Company has two letters of credit totaling $2,000,000 to satisfy office lease deposit requirements. These letters of credit are collateralized by certificates of deposits which mature at various times through January 28, 2014.

The terms of the fully disclosed clearing agreement provide that early termination of the agreement may result in a termination fee being due to the clearing firm.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's statement of financial condition.

Note 7. Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Customer securities and commodity transactions are introduced to and cleared through clearing brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary. Pursuant to the Company's clearing agreement, the Company is required to maintain a deposit with its clearing organization.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains deposits with high-quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 8. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative net capital method permitted by Rule 15c3-1. Under this rule, the Company should not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debits arising from customer transactions. At September 30, 2012, the Company had net capital of $1,660,772 which was $1,410,772 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders.